Ex99.14

Routemaster Announces Extension of $600,000 Private   Placement

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

TORONTO, June 17, 2020 -- Routemaster Capital Inc. (TSXV: RM) (“Routemaster” or the “Company”) Routemaster announces that, further to the press release dated May 4, 2020 it has received an extension from the TSX Venture Exchange ("TSX-V") with respect to the duration of its previously announced private placement (the "Private Placement"). The outside date upon which final acceptance of the Private Placement will be granted by the TSX-V has been extended to July 18, 2020.

About Routemaster Capital Inc.:
Routemaster Capital Inc. is a Canadian investment company that carries on business with the objective of enhancing shareholder value.

For further information, please contact:
Fred Leigh
President and Chief Executive Officer Tel: +1 (416) 861-1685

FORWARD LOOKING STATEMENTS: This news release contains certain forward-looking statements, including statements regarding the intended use of proceeds, closing conditions and timing and other matters relating to the Offering. These statements are subject to a number of risks and uncertainties. Actual results may differ materially from results contemplated by the forward-looking statements. When relying on forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and should not place undue reliance on such forward- looking statements. The Company does not undertake to update any forward looking statements, oral or written, made by itself or on its behalf, except as required by applicable law.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.